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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    4     )*
                                          ---------

                           ALBANY INTERNATIONAL CORP.
            --------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
            --------------------------------------------------------
                          (Title of Class of Securities)

                                   012 348 108
            --------------------------------------------------------
                                 (CUSIP Number)

                              J. Spencer Standish,
                One Schuyler Meadows Rd., Loudonville, NY  12211
                                 (518) 445-2200
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                      N.A.
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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Schedule 13D                           Forms                               7060
===============================================================================

CUSIP No. 012 348 108                   13D                   Page 2 of 6 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons

     I.R.S. Identification Nos. of Above Persons (entities only)

     J. Spencer Standish
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                      4,645,807
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                       --
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                   4,645,807
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                   --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,645,807
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     14.63%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                      SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share ("Class A Common Stock"), of Albany International Corp., a Delaware corporation ("the Company"). The address of the principal executive office is 1373 Broadway, Albany, New York 12204.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (b) The name of the person filing this statement is J. Spencer Standish, whose residence is One Schuyler Meadows Road, Loudonville, New York 12211.

         (c) Mr. Standish is retired. Until 1998, he served as Chairman of the Board of the Company.

         (d) Mr. Standish has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Standish has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Standish is an American citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 4,645,807 shares of Class A Common Stock beneficially owned by Mr. Standish, (i) 16,000 shares are issuable to him upon exercise of stock options at $15 per share, and (ii) the balance are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company ("Class B Common Stock"). The shares of Class B Common Stock which are currently beneficially held by Mr. Standish have either been so held by Mr. Standish or members of his family since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares. Mr. Standish beneficially held such predecessor shares for several years prior to such exchange. These holdings reflect (1) the February 12, 2002 conversion to Class A, and subsequent sale, of 128,000 Class B shares held by the trust under the will of John C. Standish, and (2) the conversion to Class A, and subsequent sale, of Class B shares held by J.
S. Standish Company, as follows: (a) 128,900 shares during the period August 1, 2002 to August 21, 2002, (b) 300,000 shares on January 15, 2003, and (c)
25,000 shares on January 16, 2003.

                                Page 3 of 6 Pages

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ITEM 4.  PURPOSE OF TRANSACTION.

         During 2002, J. S. Standish Company and the Standish Delta Trust entered into a written plan covering a proposed sale of up to 2.7 million shares of the Company's Common Stock. The Plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

         Pursuant to the terms of the 10b5-1 Plan, entered into with Credit Suisse First Boston Corporation, up to 200,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock may be sold during the period from August 1, 2002 through December 31, 2003, subject to such price, volume, timing and other provisions as specified in the Plan. Shares of Class B Common Stock sold under the Plan will automatically be converted to shares of Class A Common Stock at the time of the sale.

         Since the 10b5-1 Plan was adopted, J. S. Standish Company has converted and sold 453,900 shares of Class B Common Stock.

         In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, so that Mr. Standish, as a result of his current ownership of Class B Common Stock, now holds voting control of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Class A Common Stock beneficially owned by Mr. Standish is 4,645,807 shares (constituting 14.63% of outstanding shares of Class A Common Stock on February 6, 2001), of which
(i) 16,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (Mr. Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer has sole voting and investment power with respect to such shares), (v) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vi) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer has sole voting and investment power with respect to such shares), and (vii) 2,914,113 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (Mr. Standish is

                                Page 4 of 6 Pages

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President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company). These holdings reflect the transactions described in Item 3 above.

         The shares indicated herein as beneficially owned by Mr. Standish do not include (i) 3,408 shares of Class B Common Stock owned directly by his adult children, as to which shares Mr. Standish disclaims beneficial ownership, (ii) 35,072 shares of Class A Common Stock beneficially owned by his adult children, as to which shares Mr. Standish disclaims beneficial ownership, (iii) 494,307 shares of Class B Common Stock held by trusts for the benefit of Mr. Standish's adult children, as to which shares Mr. Thomas
R. Beecher, Jr., a director of the Company, exercises sole voting and investment power as trustee, and as to which shares Mr. Standish disclaims beneficial ownership, (iv) 200,000 shares issuable upon exercise of options held by the Standish Delta Trust, a trust for the benefit of Mr. Standish's descendants, as to which Mr. Standish has neither voting nor investment power and disclaims beneficial ownership, and (v) 151,318 shares of Class B Common Stock held by the Standish Delta Trust, a trust for the benefit of Mr. Standish's descendants, as to which Mr. Standish has neither voting nor investment power and disclaims beneficial ownership.

         (b) Mr. Standish has sole investment and voting power with respect to all shares of Class A Common Stock of the Company which he beneficially owns.

         (c) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                Page 5 of 6 Pages

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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2003


                                       /s/  J. Spencer Standish
                                       ----------------------------------------
                                            J. Spencer Standish

                                Page 6 of 6 Pages